UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

MINDSPEED TECHNOLOGIES, INC.

(Name of Subject Company)

MICRO MERGER SUB, INC.

(Offeror)

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

602682205

(CUSIP Number of Class of Securities)

John Croteau

President and Chief Executive Officer

M/A-COM Technology Solutions Holdings, Inc.

100 Chelmsford Street

Lowell, Massachusetts 01851

(978) 656-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jason Day

Jeffrey A. Beuche

Perkins Coie LLP

1900 Sixteenth Street, Suite 1400

Denver, Colorado 80202

(303) 291-2300

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$265,483,403.55	$34,195

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The transaction valuation was calculated by adding the sum of (1) 43,343,199 outstanding shares of common stock, par value $0.01 per share (“Shares”), of Mindspeed Technologies, Inc. (“Mindspeed”), (2) 561,992 Shares subject to issuance pursuant to outstanding options exercisable under Mindspeed’s equity plans (other than Mindspeed’s Directors Stock Plan (“Directors Plan”)), (3) 200,000 Shares subject to issuance pursuant to outstanding options and other equity awards under the Directors Plan which will accelerate in connection with the transaction, (4) 260,651 Shares reserved for issuance under the Mindspeed’s Amended and Restated Employee Stock Purchase Plan, and (5) 8,205,129 Shares issuable upon the conversion of Mindspeed’s 6.75% Convertible Senior Notes due 2017, with such sum multiplied by the offer price of $5.05 per Share. The foregoing share figures have been provided by Mindspeed to the offerors and are as of November 15, 2013, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by .0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $34,195	Filing Party: M/A-COM Technology Solutions Holdings, Inc.
Form of Registration No.: Schedule TO	Date Filed: November 19, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by M/A-COM Technology Solutions Holdings, Inc., a Delaware corporation (“MACOM”), and Micro Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of MACOM, with the Securities and Exchange Commission on November 19, 2013 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Mindspeed Technologies, Inc., a Delaware corporation (“Mindspeed”), at a price of $5.05 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2013 (as it may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment is being filed to amend and supplement Items 11 and 12 as provided below.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

(a) The second sentence in the first paragraph of Section 7 of the Offer to Purchase entitled “Certain Information Concerning Mindspeed” is hereby deleted in its entirety.

(b) The first bullet point in the fourth paragraph of the subsection entitled “Appraisal Rights” of Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and restated in its entirety as follows:

“within the later of the consummation of the Offer, which will occur at the Acceptance Time, and December 9, 2013, deliver to Mindspeed a written demand for appraisal of Shares held, which demand must reasonably inform Mindspeed of the identity of the stockholder and that the stockholder is demanding appraisal;”

Items 12. Exhibits.

The Letter of Transmittal attached as Exhibit (a)(1)(B) to the Schedule TO is hereby amended and supplemented as follows:

(a) The second full paragraph on the fourth page of the Letter of Transmittal is hereby amended and restated in its entirety as follows:

“Delivery of any Share Certificate shall be effected, and risk of loss and title to such Share Certificate shall pass, only upon the proper delivery of such Share Certificate to the Depositary.”

(b) The first sentence of the third full paragraph on the fourth page of the Letter of Transmittal is hereby amended and restated in its entirety as follows:

“The valid tender of Shares pursuant to any of the procedures described in the Offer to Purchase and in the Instructions in this Letter of Transmittal will constitute the undersigned’s acceptance of the terms and conditions of the Offer.”

(c) The last sentence of the third full paragraph on the fourth page of the Letter of Transmittal is hereby amended and restated in its entirety as follows:

“Under certain circumstances set forth in the Offer to Purchase, Purchaser may not be required to accept for payment any of the Shares tendered by this Letter of Transmittal.”

(d) The last sentence of the fourth full paragraph on the fourth page of the Letter of Transmittal is hereby amended and restated in its entirety as follows:

“Purchaser has no obligation, pursuant to the “Special Payment Instructions,” to transfer any Shares from the name of the registered holder thereof if Purchaser does not accept for payment any of the Shares tendered by this Letter of Transmittal.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2013

MICRO MERGER SUB, INC.

By:	/s/ John Croteau
Name:	John Croteau
Title:	President and Chief Executive Officer

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

By:	/s/ John Croteau
Name:	John Croteau
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated November 19, 2013.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in The New York Times on November 19, 2013.

(a)(5)(A)	Press release issued by MACOM on November 5, 2013 (incorporated by reference to Exhibit 99.1 of MACOM’s Current Report on Form 8-K filed on November 5, 2013).

(a)(5)(B)	Slide Presentation, dated November 5, 2013 (incorporated by reference to Exhibit 99.1 to MACOM’s Schedule TO-C filed on November 6, 2013).

(a)(5)(C)	Transcript of Investor Conference held by MACOM on November 5, 2013 (incorporated by reference to Exhibit 99.2 to MACOM’s Schedule TO-C filed on November 6, 2013).

(a)(5)(D)	Presentation to Mindspeed Employees, dated November 6, 2013 (incorporated by reference to Exhibit 99.1 to MACOM’s Schedule TO-C filed on November 6, 2013).

(a)(5)(E)**	Press release issued by MACOM on November 26, 2013.

(b)(1)	Amended and Restated Credit Agreement, dated as of September 26, 2013, among MACOM, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and HSBC Bank USA, National Association, RBS Citizens, N.A., Bank of America, N.A. and TD Bank, N.A., as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 of MACOM’s Current Report on Form 8-K filed on September 30, 2013).

(b)(2)	Amendment No. 1 to Amended and Restated Credit Agreement, dated November 5, 2013, among MACOM, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 of MACOM’s Current Report on Form 8-K filed on November 5, 2013).

(d)(1)	Agreement and Plan of Merger, dated as of November 5, 2013, among MACOM, Purchaser and Mindspeed (incorporated by reference to Exhibit 2.1 of MACOM’s Current Report on Form 8-K filed on November 5, 2013).

(d)(2)*	Confidentiality Agreement, dated as of August 19, 2013, between MACOM and Mindspeed.

(d)(3)*	Exclusivity Agreement, dated as of October 4, 2013 and as amended on November 1, 2013, between MACOM and Mindspeed.

(d)(4)*	Non-Competition and Non-Solicitation Agreement, dated as of November 5, 2013, among MACOM, Mindspeed and Najabat Hasnain Bajwa.

(d)(5)*	Offer of Employment Letter, dated as of November 5, 2013, between M/A-COM Technology Solutions Inc. and Najabat Hasnain Bajwa.

(d)(6)	Amendment No. 2 to Section 382 Rights Agreement, dated as of November 5, 2013, between Mindspeed and Computershare Shareowners Services LLC (as successor in interest to Mellon Investor Services, LLC) (incorporated by reference to Exhibit 4.1 to Mindspeed’s Current Report on Form 8-K/A filed on November 14, 2013).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Tender Offer Statement on Schedule TO filed with the SEC on November 19, 2013.
**	Previously filed with Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on November 26, 2013.